ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the three-month and nine-month periods ended September 30, 2006 compared with the three-month and nine-month periods ended September 30, 2005. The Company’s measurement currency and reporting currency is the United States dollar. This MD&A is current to November 7, 2006 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”).  Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 3 of the December 31, 2005 consolidated financial statements for disclosure of the Company’s significant accounting policies. Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. generally accepted accounting principles applicable to the Company as at December 31, 2005 are described in Note 21 to the December 31, 2005 consolidated financial statements.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview:

Alamos Gold Inc. is a publicly traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns 100% of the 28,800-hectare Salamandra group of concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos deposit and more than nine other prospective exploration targets.

The Company achieved commercial production at its Mulatos mine (the “Mine”) on April 1, 2006 based on attaining certain operating and financial thresholds. Phase 1 development of the Mine was completed in February 2006 following the successful commissioning of its three-stage crusher and conveying system.  Phase 1 contemplated ore production of 10,000 tonnes of ore per day. In 2005, the Company estimated that an additional $20 million of capital expenditures were required to achieve Phase 2 production of 15,000 tonnes per day.

In 2005 and the nine months ended September 30, 2006, a total of $15.7 million of the expansion budget was incurred. The Company achieved successful Phase 2 expansion to 15,000 tonnes of crushed ore per day during the third quarter of 2006.

Initial ore production from the Mine is derived from the Estrella Pit. The Company’s Feasibility Study dated June 2004 indicated that the Estrella Pit contains proven and probable reserves of 36.4 million tonnes grading 1.64 grams per tonne of gold (g/t) or approximately 1.9 million contained ounces of gold. Current proven and probable reserves are contained within a measured and indicated resource of 62.2 million tonnes grading 1.51 g/t, or approximately 3 million contained ounces of gold.

The Salamandra group of concessions surrounding the Mine consists of 28,800 hectares of mining claims that contain both advanced and grassroots exploration prospects similar to the Mulatos deposit. There are several advanced exploration projects near the Estrella Pit that have the potential to add resources and reserve ounces to the greater Mulatos deposit, including both mineralization extensions and satellite deposits. In 2005, the Company invested $4.7 million in expanding resources at the El Salto, Mina Vieja, Escondida and El Victor project areas. In December 2005, the Company announced a high-grade discovery at Escondida. During the nine-month period ended September 30, 2006, $6.8 million was invested primarily on underground development and core drilling in the Escondida, El Victor and Gap areas in order to expand resources and define reserves. Exploration success in 2006 included the discovery of an extensive area of blind mineralization at San Carlos.

Third Quarter 2006 Highlights:

During the three-month period ended September 30, 2006, the Company:

▪

Reported record gold production of 24,882 ounces

▪

Sold 19,500 ounces of gold at an average realized price of $624 per ounce for proceeds of $12.2 million. An additional 3,700 ounces of third quarter 2006 gold production were available for sale at quarter-end.

▪

Reduced mining costs to record low levels of $1.13 per tonne of material

▪

Incurred cash operating costs of $287 per ounce of gold sold as a result of a higher waste-to-ore ratio and lower grade material being mined in the quarter

▪

Realized a cash margin per ounce of gold sold of $305 per ounce

▪

Generated cash flow from operating activities before changes in non-cash working capital (a non-GAAP measure) of $3,768,000 in the quarter, and $13,909,000 for the nine-month period ended September 30, 2006

▪

Recognized earnings of $835,000 in the quarter and $1,120,000 for the nine-month period ended September 30, 2006

▪

Achieved crusher throughput averaging 15,000 tonnes or ore per day at 80% passing ½ inch crush size in September

Subsequent to quarter-end, the Company:

•

Attained record average daily gold production of 390 ounces per day in the first 7 days of November

•

Commenced leaching of ore on expanded leach pad over an area of 35,000 square meters

Results of Operations

The Mulatos mine achieved commercial production April 1, 2006. The Company produces gold in dore bars for shipment to a refinery. Gold may be sold in refined form or as dore.

Gold production at the Mine in the third quarter of 2006 was 24,882 ounces of gold in dore and gold sales were 19,500 ounces. On a year-to-date basis, the Mine produced 69,454 ounces of gold and gold sales were 65,950 ounces.  All reported Mine production is subject to final refinery settlement.

The crusher became operational in February 2006 and has continually achieved improved throughput in 2006. In the first half of 2006, 42% of the ore stacked on the pad was crushed, with the balance representing run-of-mine (un-crushed) ore. A total of 944,757 tonnes of crushed ore was stacked on the leach pad in the six-month period ended June 30th, 2006 compared to 100% of the 1,290,275 tonnes of crushed ore stacked in the third quarter of 2006.

The tables below outline key quarterly production and cost indicators during 2006:

Production summary	Q1 2006 (1)	Q2 2006	Q3 2006	YTD 2006

Ounces produced (2)	20,949	23,623	24,882	69,454

Ore mined – tonnes	1,165,787	1,224,319	1,116,973	3,507,079
Waste mined – tonnes	2,198,484	2,070,213	3,049,427	7,318,124
Total tonnes mined	3,364,271	3,294,532	4,166,400	10,825,203

Tonnes of ore crushed	332,275	612,482	1,290,275	2,235,032

Tonnes of ore per day	13,100	13,600	12,100	12,900
Tonnes of ore crushed per day (1)	6,400	6,800	14,000	9,800

Waste-to-ore ratio	1.89	1.69	2.73	2.09

Grade (g/t)	1.47	1.94	1.43	1.61

Costs per tonne summary	Feasibility Study (3)	Q1 2006	Q2 2006	Q3 2006
Mining cost per tonne	$0.95	$1.29	$1.33	$1.13

Waste-to-ore ratio	1.42	1.89	1.69	2.73

Mining cost per tonne of ore	$2.44	$3.71	$3.64	$4.22
Crushing cost per tonne of ore	$1.15	$2.28	$1.99	$1.15
Processing cost per tonne of ore	$1.98	$1.45	$1.81	$1.67
Administration cost per tonne of ore	$0.97	$1.22	$1.26	$0.93

Cost per tonne of ore	$6.54	$8.66	$8.70	$7.97

(1)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006.

(2)

Q1 2006 and Q2 2006 reported gold production has been adjusted to reflect final settlement amounts. Q3 2006 reported gold production is subject to final settlement.

(3)

Average life of mine amounts as reported in the Feasibility Study.

Cost per tonne of ore declined 8% in the third quarter of 2006 compared to the second quarter due primarily to improvements in per unit mining and crushing costs. The Company is now meeting or exceeding Feasibility Study levels of efficiency in the crushing, processing and administration departments. Mining cost per tonne remained 19% higher than the Feasibility Study level of $0.95 due primarily to the cost of key mining inputs such as diesel which have increased significantly in the two years since the Feasibility Study was prepared.

Mining costs were $1.13 per tonne of material in the third quarter of 2006, 15% lower than in the second quarter of 2006. Loading and hauling costs declined in the third quarter as previously rented loading equipment was replaced by mine-owned equipment early in the period. In addition, hauling costs were reduced due to eliminating the haulage of run-of-mine material from the pit to the leach pad. Management expects further cost savings as conveyor-loading begins in early 2007.

Crushing and conveying costs were $1.15 per tonne of crushed ore in the third quarter of 2006, an improvement of 42% over second quarter costs. Major improvements in crusher throughput and productivity were realized in the third quarter, with the number of crushed tonnes more than doubling second quarter levels. The increased tonnage has resulted in economies of scale and per unit crushing costs are currently in line with Feasibility Study levels.

Processing costs include costs associated with the leach pad, gold recovery plant and refining activities. The Mine’s expenditures on processing activities continue to be below Feasibility Study levels as a result of lower than anticipated consumption of key consumables including cyanide and lime. As more sulphide ore is processed, lime costs are expected to increase as additional lime is required to balance the ph level in the leach pad. This increase is expected to be partially offset by budgeted cost improvements through the mechanization of the lime application process. Overall, processing cost increases are expected in future periods as the leach pad is expanded.

Total administration costs in the third quarter and year-to-date in 2006 have been higher than contemplated in the Feasibility Study due to increased road maintenance and camp costs. However, per unit administration costs in the third quarter of 2006 were below Feasibility Study levels. Management expects administration costs per tonne to stabilize at a level of approximately $1.00 per tonne of ore.

Cash operating cost per ounce of gold sold was $287 in the third quarter of 2006 compared with $284 in the first half of 2006. On a year-to-date basis, cash operating cost per ounce of gold sold was $285. Cash operating costs have been higher than Feasibility Study levels due to higher mining costs and lower recoveries from run-of-mine ore compared with crushed ore in the first half of 2006.

Gold recovery rates are sensitive to crush size with finer crushed material yielding higher recovery. The Company has assembled a database of monthly composite column tests to analyze the recovery rates of ore mined. Based on the results to date, the Company’s expectations are that run-of-mine ore will recover approximately 50% of gold content and coarsely crushed ore (approximately 80% passing 1 inch) will recover between 55% and 60%. The Company stacked run-of-mine ore and coarse crushed ore on the pad until July 1, 2006.

During the third quarter, the Company was able to crush the ore to a much finer size than achieved in previous periods. Crushed ore to the pad averaged 80% passing 5/8th’s of an inch in the third quarter, which compares with 80% passing 1 inch in the second quarter. In September and October, crusher throughput achieved 80% passing ½ inch. The Company continues to reduce crush size in expectation of achieving the average life-of-mine feasibility recovery rate of 73%.

The Company realized a cash margin of $305 per ounce in the third quarter compared with $301 per ounce in the first half of 2006. The cash margin calculated in the Feasibility Study was $160 per ounce.

The Company made several key improvements in cost per tonne of ore in the third quarter of 2006. Mining costs per tonne of ore were lowered through the elimination of hauling run-of-mine ore and by replacing rental loading equipment with mine-owned equipment. Additional mining cost savings are expected through the implementation of a new stacking system in late 2006 and early 2007. The Company achieved per unit crushing and conveying costs consistent with the Feasibility Study in the third quarter. Recoveries in the third quarter of 2006 were lower than expected due to the size of crushed ore stacked on the leach pad being above the level of 80% passing 3/8th’s of an inch as contemplated in the Feasibility Study. Improvements in crush size have been made in September and October, and recovery rates in the fourth quarter are expected to increase accordingly.

Production from the Mine is subject to a sliding scale production royalty commencing on commercial production as defined in the relevant royalty agreement, which at current gold prices above $400 is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. Valuations are based on average London gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, the Mine’s production to a maximum of 2 million ounces of gold is subject to royalty. Royalties payable in the third quarter of 2006 are estimated to be $623,000.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measurement which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used for) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measurement which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rate in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Financial Highlights

Prior to July 1, 2005, the Company was a development stage mineral exploration company focused on developing and constructing the Mulatos Mine. Accordingly, comparative quarterly financial results may not reflect the results of commercial mining activities.

A summary of the Company’s financial results for the three and nine-month periods ended September 30, 2006 and 2005 is presented below:

	Q3 2006	YTD 2006	Q3 2005	YTD 2005

Cash provided by (used for ) operating activities before changes in non-cash working capital (000) (1)	$3,768	$13,909	($1,459)	($3,304)
Changes in non-cash working capital (000)	($6,624)	($15,211)	($2,883)	($2,882)
Cash provided by (used for) operating activities (000)	($2,856)	($1,302)	($4,342)	($6,186)

Earnings (loss) for the period (000)	$835	$1,120	($2,448)	($6,302)
Earnings (loss) per share (2)	$0.01	($0.06)	($0.03)	($0.08)

Weighted average number of common shares outstanding - Basic	93,403,000	85,583,000	77,275,000	77,148,000

(1) A non-GAAP measure.

(2) Earnings (loss) per share YTD 2006 includes the debt settlement expense related to the early conversion of convertible debentures that was charged to retained earnings of $5,990,000 or $0.07 per share.

The Company used cash for operating activities of $2,856,000 in the third quarter of 2006, and $1,302,000 on a year-to-date basis. These amounts are net of investments in working capital of $6,624,000 in the third quarter and $15,211,000 in the nine-month period ended September 30, 2006. The Company recognized earnings of $835,000 ($0.01 per share) in the third quarter and earnings of $1,120,000 for the nine-month period ended September 30, 2006. The year-to-date loss per share of $0.06 is the result of the debt settlement expense of $5,990,000 charged to retained earnings in the second quarter of 2006 in conjunction with the early conversion of the majority of the Company’s outstanding convertible debentures.

Results for the three and nine-month periods ended September 30, 2005 are not directly comparable as the Mine was in the construction and pre-commercial production phase during these periods.

Gold sales

Details of gold sales for 2006 are presented below:

	Q1 2006	Q2 2006	Q3 2006

Gold sales – ounces	22,670	23,780	19,500
Gold sales revenues (000)	$12,490	$14,700	$12,165
Realized gold price per ounce	$551	$618	$624
Average gold price for period (London PM Fix)	$554	$627	$622

Gold sales in the third quarter of 2006 were below prior periods as 3,700 ounces of dore were available for sale at quarter-end were not recorded as gold sales in accordance with the Company’s revenue recognition accounting policy until the fourth quarter of 2006.

Assessment of Gold Market

The price of gold traded above the $600 level for the majority of the third quarter, dropping to a quarterly low of $574 in mid-September. The average gold price for the period was $622 compared with $627 in the second quarter of 2006. On November 7, 2006, gold traded in the $620 - $630 range.

Operating Expenses and Operating Margins

The Company realized an operating cash margin in the third quarter of 2006 of $305 per ounce of gold sold.

Mine operating costs allocated to ounces sold are summarized in the table below for the periods indicated (Change % is from Q2-2006 to Q3-2006):

	Q3 2006	Change	Q2 2006	Q1 2006
		%
Gold production – ounces (1)	24,882	+5.3	23,623	20,949
Gold sales – ounces	19,500	-18.0	23,780	22,670

Cash operating costs (000)(2)	$5,592	-9.7	$6,195	$6,975
- Per ounce sold	$287	+10.0	$261	$308

Royalties and production taxes (000)(3)	$623	-16.9	$750	-
Total cash costs (000)(4)	$6,215	-10.5	$6,945	$6,975
- Per ounce sold	$319	+9.2	$292	$308

Amortization (000)	$1,664	-18.0	$2,030	$1,931
Accretion of asset retirement obligations (000)	$40	+2.6	$39	$38
Total production costs (000)(5)	$7,919	-12.1	$9,014	$8,944
- Per ounce sold	$406	+7.1	$379	$394

- Realized gold price per ounce	$624	+1.0	$618	$551
- Realized cash margin per ounce (6)	$305	-6.4	$326	$243

(1) Q1 2006 and Q2 2006 reported gold production has been adjusted to reflect final settlement amounts. Q3 2006 reported gold production is subject to final settlement.

(2) Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(3) Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

(4) Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5) Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

 (6) Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Exploration costs charged to operations during the three-month period ended September 30, 2006 totaled $1,500,000 compared to $495,000 in the same period of 2005. On a year-to-date basis, exploration costs charged to operations were $3,374,000 compared to $884,000 in the nine-month period ended September 30, 2005. In 2005, the Company changed its accounting policy for exploration costs. Previously, as the Company was in the development stage, exploration costs were capitalized. Under the accounting policy adopted in 2005, certain exploration costs are expensed if the costs do not meet the criteria for classification as mine development costs.

Corporate and administrative expenses of $722,000 in the third quarter of 2006 (2006 year-to-date $2,827,000) compared to $531,000 in the second quarter of 2005 (2005 year-to-date $2,214,000). The key components of this expense are shown below:

	Q3 2006 ($000)	YTD 2006 ($000)	Q3 2005 ($000)	YTD 2005 ($000)
Salaries and management fees	355	1,480	271	1,119
Legal, audit and accounting	120	369	22	167
Office and administration	79	282	113	365
Shareholder communications	121	313	64	259
Travel and accommodation	47	242	58	189
Trust and filing fees	-	141	3	115
	722	2,827	531	2,214

The increase in corporate and administrative expenses in 2006 as compared to the same periods of 2005 is primarily attributable to the addition of staff at both the corporate head office and at the Company’s administration office in Hermosillo, Mexico. Audit fees have increased in 2006 as the Company’s auditors are conducting quarterly review procedures in 2006. In addition, higher accounting fees have been incurred related to the Company’s planned compliance with new internal control documentation and testing requirements in both Canada and the United States. Travel costs are higher in 2006 primarily due to increased travel activity between the Mine and the Company’s head office.

The value of stock-based compensation allocated to expense in the third quarter of 2006 was $390,000 compared with $nil in the third quarter of 2005. No stock options were granted during the third quarter of 2006. The stock based compensation expense in the third quarter reflects newly implemented vesting provisions in 2006 that result in the cost of granted stock options being amortized over the vesting term of the option.

Financial Revenues and Expenses

During the second quarter of 2006, the Company incurred significant charges related to the incentive conversion of its convertible debentures. In June 2006, non-cash debt settlement expense of $414,000 was charged to earnings and $5,990,000 was treated as a capital transaction and charged to retained earnings.

The early conversion of the convertible debentures resulted in a significant reduction of future accretion, interest and foreign exchange costs. Accordingly, costs related to the convertible debenture in the third quarter of 2006 were substantially less than in prior periods of 2006 and 2005.

Interest income

In the three-month period ended September 30, 2006, the Company earned $103,000 in interest income compared with $218,000 in the same period of 2005. In the nine-month period ended September 30, 2006, the Company earned $291,000 compared with $823,000 in the comparable period of 2005. Lower interest income in 2006 resulted from lower average cash balances as compared to the prior period. During the first quarter of 2005, the Company completed its CDN$50 million convertible debenture financing and held substantial funds in interest-bearing cash accounts in the second and third quarters of 2005.

Interest expense

Interest expense is related primarily to the Company’s bank loan and capital lease obligations.

Interest charges related to the capital lease obligations are calculated at LIBOR + 4.1%. Interest on the Company’s revolving credit facility is charged at LIBOR + 2.75% on the drawn portion and 0.75% on the un-drawn portion. During the third quarter of 2006, the drawn portion of the Company’s revolving bank loan was $3 million. Interest expense of $260,000 was incurred related to capital leases and the credit facility during the third quarter of 2006. No comparable amounts exist for the same period of 2005 as the bank loan was not in place, and capital leases were not entered into until the end of the third quarter of 2005.

In addition, interest expense of $18,000 was incurred related to the remaining outstanding convertible debentures, compared to $588,000 in the third quarter of 2005.

Financing charges

Financing charges in the third quarter of 2006 were $74,000 (2005 - $114,000). In 2006, financing charges relate to costs associated with the Company’s capital lease obligations. In the third quarter of 2005, financing charges represented amortization of the deferred financing costs associated with the convertible debenture financing. For the nine-month periods ended September 30, 2006 and 2005, financing charges were $375,000 and $202,000 respectively.

Accretion of convertible debenture discount

Accretion expense in the third quarter of 2006 amounted to $15,000 (2005 - $413,000). Year-to-date accretion expense in 2006 is $945,000 compared to $866,000 in the same period of 2005. Future accretion charges on the remaining debentures will be minimal.

Foreign exchange loss

The Company realized a foreign exchange gain of $166,000 in the third quarter of 2006 compared with a loss of $578,000 in the comparable period of 2005. For the nine months ended September 30, 2006 and 2005, foreign exchange losses of $843,000 and $758,000 were incurred.

The Company’s main foreign currency exposure in 2006 and 2005 resulted from the Company’s CDN$50 million convertible debenture liability, which was partially offset by Canadian dollar deposits and forward purchase contracts. Foreign exchange losses in the first and second quarters of 2006, and the nine-months ended September 30, 2005 are primarily the result of this exposure. Subsequent to the early conversion of 97% of the convertible debentures in June 2006, the Company’s foreign exchange exposure has been reduced proportionately.

In the third quarter of 2006, the Company realized a foreign exchange gain related to the Company’s Mexican peso-denominated monetary assets. The Mexican peso strengthened

2.6% against the United States dollar in the third quarter, resulting in a foreign exchange gain on the Company’s net monetary Mexican peso-denominated assets.

Income Taxes

Future income tax expense for the third quarter of 2006 was $680,000 compared to $nil in the third quarter of 2005. The Company has provided for future income taxes for the nine-month period ended September 30, 2006 using an effective tax rate of 43%. Statutory tax rates in Mexico and Canada are 29% and 36% respectively.  At present, it is not expected that current income tax will be payable until 2007.

Summary of Quarterly Results

The following table summarizes quarterly results for the past seven quarters. The Company began operations at the Mine in the third quarter of 2005. Accordingly, no gold sales revenue was reported for periods prior to the third quarter of 2005.

The 2005 quarterly amounts presented in the table below were re-stated to reflect the accounting policy the Company adopted in 2005 with respect to mineral exploration. Gold production in the quarterly periods of 2006 has been adjusted to reflect final settlements.

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006

Gold production (ounces)	-	-	2,130	5,517	20,949	23,623	24,882
Gold sales (ounces)	-	-	1,000	4,950	22,670	23,780	19,500
Gold sales ($000)	-	-	441	2,285	12,490	14,700	12,165
(Loss) earnings from operations ($000)	(954)	(2,166)	(973)	(2,060)	2,284	2,189	1,634
(Loss) earnings for the period ($000)	(1,381)	(2,474)	(2,448)	(3,143)	573	(287)	835
(Loss) earnings per share ($ per share) - basic	(0.02)	(0.03)	(0.03)	(0.04)	0.01	(0.08)	0.01

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the liability portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debenture, which approximates its accreted value at each reporting period in United States dollars. The convertible debenture was initially recorded at the discounted value of future cash flows, using the Company’s risk adjusted discount rate of 12.6%, and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar.

Approximately 97% of the outstanding convertible debenture was converted into common shares of the Company in June 2006. As a result of the early conversion of this Canadian dollar denominated liability, the exposure to changes in Canadian and United States foreign exchange rates related to this liability has been reduced significantly, and is now offset by Canadian dollars on deposit.

For the nine-month period ended September 30, 2006, the Company recorded a foreign exchange loss of approximately $0.8 million as compared to a foreign exchange loss of $0.8 million in the comparable period of 2005.

In prior periods, the Company entered into foreign exchange forward currency contracts to hedge the foreign exchange exposure resulting from the Canadian dollar denominated convertible debenture liability. All of these contracts were settled in the second and third quarters of 2006 in conjunction with the conversion of the majority of the convertible debentures.

The Company’s cash and cash equivalents are invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

The Company incurs operating costs denominated in both the Canadian dollar and the Mexican peso. Accordingly, the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars as the potential exposure related to the Company’s Canadian dollar denominated operating costs is not considered to be significant.

The Company generally has limited exposure to monetary assets and liabilities denominated in Mexican pesos, however significant outstanding amounts receivable or accounts payable denominated in Mexican pesos could result in a foreign exchange gain or loss. In the third quarter of 2006, the Mexican peso strengthened approximately 2.6% against the US dollar. This resulted in a foreign exchange gain to the Company as a value-added tax receivable balance of approximately 50 million Mexican pesos was outstanding during the period. The Company has elected not to hedge this exposure by buying fixed rate forward contracts in Mexican pesos at this time as the exchange rate for the Mexican peso has been stable in recent years.

At September 30, 2006, the Company had outstanding gold forward contracts to sell 5,700 ounces of gold in October 2006. These contracts were not designated as hedges at inception. The mark-to-market valuation of these contracts resulted in a loss of $87,000 in the third quarter of 2006, which is classified on the Company’s balance sheet as an accrued liability. The Company contracts for future gold sales to closely match expected delivery dates within the current financial quarter. At this time, the Company does not anticipate entering into long-term forward sales contracts as the gold price currently appears to have some upward bias due to strong physical and investment demand. The Company will continually monitor the effectiveness of this policy.

Investment in Mineral Property, Plant and Equipment

Investments in mineral property, plant and equipment were as follows in the three and nine-month periods ended September 30, 2006.

Investments in:	Q3 2006 ($000)	YTD 2006 ($000)
Mineral property and mine development	1,398	3,527
Mining plant and equipment	2,625	9,752
Assets under capital lease	1,557	5,235
Office and computer equipment	10	143
	5,590	18,657

During the three and nine-month periods ended September 30, 2005, the Company invested approximately $16.1 million and $41.5 million respectively. Capital investments in 2005 were significantly higher due to mine construction.

Year-to-date investments in mineral property and mine development of $3.5 million reflect capitalized exploration and development expenditures at Escondida, Mulatos and El Salto. In accordance with the Company’s accounting policy for mine development costs, expenditures incurred to develop new ore bodies on mineral properties contiguous with mineral properties with proven and probable reserves are determined to have the characteristics of mine development costs and are capitalized.

In 2006, the Company started its planned expansion of the Mine from a budgeted rate of 10,000 tonnes of ore per day to 15,000 tonnes of ore per day to more closely align production with the capacity at the crusher/conveyor and gold recovery plant. In 2006, $10 million has been budgeted for loaders, dozers, graders and Mine infrastructure to support the Mine expansion, of which approximately $7.2 million was invested in Mine equipment during the nine months ended September 30, 2006.

Significant capital expenditures during the nine months ended September 30, 2006 included $7.2 million invested in Mine equipment (includes equipment financed through capital leases), $2.8 million spent on the crusher and conveying system, and $3.1 million on leach pad expansion.

Long-term investment

On June 15, 2006, the Company disposed of its La Fortuna property and certain inactive subsidiaries for consideration of five million common shares of Morgain Mineral Inc. (“Morgain”), and a 1% net smelter royalty (“NSR”) on future production from the La Fortuna property. The net book value of the La Fortuna property and the inactive subsidiaries approximated the value of the consideration received of $1.1 million. No gain or loss was recognized on this disposition. The consideration received in connection with this transaction has been classified as a non-current asset on the Company’s balance sheet.

Exploration and Mine Development Activities

During 2006, the Company’s exploration activities have focused primarily on resource definition projects. During the nine-month period ended September 30, 2006, the Company invested $6.8 million in exploration and development activities of which $2.9 million was incurred in the third quarter. Exploration activities during the year were primarily focused on development drilling in the Escondida, Escondida Hanging Wall Zone (“EHWZ”), and El Victor areas, and near-mine exploration drilling at San Carlos and Puerto del Aire. A breakdown of the exploration expenditures by project is presented in the table below:

Project name	Q3 2006 ($000)	YTD 2006 ($000)
Escondida	1,320	3,190
El Victor	648	1,521
San Carlos	532	532
El Realito	56	309
Puerto del Aire	125	212
Bajios	2	188
Other	240	861
	2,923	6,813

In August 2006, the Company released results of a Phase I drilling program completed in the San Carlos area, located at the extreme northeast end of the Escondida area. The area was selected as a high-priority exploration target based on geologic similarities to the high-grade Escondida Hanging Wall Zone. The drilling program delineated an extensive area of blind mineralization extending a minimum of 600 meters to the northeast from the El Victor project area.

A development drift connecting the Escondida and El Victor zones was initiated in 2005 to complete development drilling from underground along a two-kilometer mineralized structural corridor. Drill stations were established at 50 to 100 meter intervals throughout the length of underground development. Drilling was completed in the Escondida deposit in June, with a total of 128 underground core holes (10,276 meters) drilled.  All Escondida drill holes have been logged, photographed, sampled and sent for assay. Two underground core rigs were moved from Escondida to El Victor in the second quarter. A total of 96 drill holes (6,950 meters) have been drilled to date at El Victor.

In addition, 26 reverse circulation (“RC”) drill holes (4,191 meters) have been drilled in the El Victor to Gap area. Drilling is expected to continue and results to date have been favorable.

An update on the EHWZ was issued on March 15, 2006, announcing additional high-grade gold intervals from recently completed drilling designed to further define the zone. High-grade intercepts have been encountered in an area approximately 165 meters long by 75 meters wide. Surface drilling is complete with 64 reverse circulation holes (6,431 meters) and seven large-diameter core holes (194 meters). Twenty-three additional RC holes (1,784 meters) were drilled into the EHWZ during August and September to infill gaps in the preliminary block model and to allow for core-RC comparison in areas of predominantly underground core data. Additional intercepts of coarse visible gold were encountered. Assay and logging data for all of the EHWZ surface drill holes and underground drill holes is complete and resource modeling using the new data is in progress.

A bulk sampling drift into the EHWZ commenced in the third quarter. To date, 255 meters of development has been completed with an estimated total of 8,000 tonnes of high-grade material removed and stockpiled.

Resource estimates for both the EHWZ and the Escondida main deposit are expected to be completed in late 2006.

Liquidity and Capital Resources

In February 2005, the Company issued a $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture.

In May 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture agreement allow for early conversion of the outstanding debenture. The Company offered debenture holders an incentive conversion ratio, resulting in approximately 97% of the outstanding debentures being converted into common shares of the Company at conversion ratios between 20.5907 and 20.3824 common shares of the Company for each CDN$100 principal amount of debenture.

In conjunction with the conversion, the accrued interest payable to the debenture holders that opted to convert, was paid in common shares at a rate of 18.86792 for each CDN$100 principal amount of debenture.

The early conversion of convertible debentures resulted in the issuance of 10,146,219 common shares and resulted in a reduction in the liability portion of the convertible debenture to $1.1 million at September 30, 2006. In addition, $0.8 million of accrued interest was settled in common shares.

The early conversion of substantially all of the convertible debentures has benefited the Company by significantly reducing its long-term debt and eliminating the accretion, interest, amortized financing and foreign exchange costs associated with the converted debentures.

The Company has an unsecured $10 million revolving line of credit with a bank, available for general corporate purposes. At September 30, 2006, $3 million had been drawn on this facility.

At September 30, 2006 the Company had $9.4 million in cash and cash equivalents compared to $4.5 million at December 31, 2005. The increase in the Company’s cash position has been due primarily to the proceeds of stock option and warrant exercises, offset by investments in capitalized exploration and capital equipment of $18.7, and cash flow used for operating activities of $1.3 million.

The Company’s working capital position improved significantly during the first nine-months of 2006 from a working capital surplus of $13.0 million at December 31, 2005 to more than $32.5 million at the end of September 2006. Cash in-flows during the quarter ended September 30, 2006 included cash flows from operating activities (before changes in non-cash working capital) of $3.8 million (year-to-date $13.9 million), which were reinvested into non-cash working capital items. Significant investments in working capital during the third quarter included expenditures of $4.3 million for in-process inventory (year to date - $8.4 million) and $2.2 million in parts and supplies inventory (year to date - $3.6 million). The investment for in-process inventory reflects the cost of pad-loading and stockpiling gold-bearing material undergoing processing into a gold/silver dore product. The investment for in-process inventory is expected to begin to stabilize during the fourth quarter of 2006 and first quarter of 2007. During 2006, the Company has tripled its parts and supplies inventory in an effort to ensure that a high level of key parts and supplies and consumables are available on-site.

Accounts payable and accrued liabilities decreased from $5.3 million at December 31, 2005 to $4.5 million at September 30, 2006 due primarily to the accrued interest related to the convertible debenture being settled in common shares of the Company in June 2006.

Internal Control

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2006 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Off-Balance Sheet Arrangements

The Company has entered into certain gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. Due to the nature of the contracts entered into, the mark-to-market value of these contracts has been recorded on the balance sheet.

At September 30, 2006, the Company had fixed forward contracts to sell 5,700 ounces of gold to counterparties in October 2006, resulting in a mark-to-market loss of $87,000 which was recorded as an unrealized forward contract loss and is classified as an accrued liability. If the contracts had qualified for hedge accounting treatment and the Company designated the contracts as hedges, the value of the contracts would have been recorded only in the future sales period designated by the Company.

Commitments Table (by Period)

The following table presents information with respect to the Company’s contractual obligations at September 30, 2006.

Payments due by period ($000)

	Total	Less than 1 year	2 - 3 years	4 – 5 years	More than 5 years

Contractual Obligations
Convertible debenture	1,637	74	148	1,415
Bank Debt	3,000	3,000
Operating lease	756	108	216	216	216
Capital lease obligations	11,063	1,847	4,608	4,608
Liabilities reflected on the
Company's balance sheet under GAAP of the primary financial statements	4,300				4,300
	20,756	5,029	4,972	6,239	4,516

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $40,000 in the nine-month period ended September 30, 2006 compared to $47,000 paid in the same period of 2005. These transactions have occurred in the normal course of operation and are measured at their fair value.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

As at November 7, 2006
Common shares
- Common shares outstanding	93,584,513

Stock options
- Average exercise price CDN$4.08. Approximately 80% vested.	5,088,500

Convertible debentures
- Face value CDN$1.5 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	282,264

Risk Factors and Uncertainties

Risk factors and uncertainties are substantially unchanged from those as disclosed in the MD&A accompanying the December 31, 2005 consolidated financial statements.

Outlook

The Company achieved several milestones in the third quarter in reporting record quarterly gold production, and reaching its targeted rate of 15,000 tonnes of crushed ore per day in September. Considerable progress was also made in reducing costs per tonne of ore to levels consistent with the Feasibility Study. The Company expects to sustain the cost savings that were realized in the third quarter.

In the third quarter, the Company was able to crush ore to a much finer size than achieved in previous periods. Objectives for the fourth quarter of 2006 include reducing crush size to Feasibility Study specifications to improve gold recoveries and to achieve record gold production and sales.

The Company anticipates that its yearly production will be in line with its previous guidance.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining production, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company available at www.sedar.com.